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Fact Sheet
Consolidated Financial Data - Second Quarter, Fiscal 2021

25.4% YoY	2.2% YoY	25.4%	$3.15bn	₹12
Digital CC growth	CC growth	Operating margin	Large deal signings	Interim DPS, up by 50% YoY

Revenue Growth- Q2 21

	Reported	CC
QoQ growth (%)	6.1	4.0
YoY growth (%)	3.2	2.2

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Sep 30, 2020	June 30, 2020	Sep 30, 2019	Reported	CC
Digital	1,568	1,389	1,230	27.4	25.4
Core	1,744	1,732	1,980	(11.9)	(12.1)
Total	**3,312**	**3,121**	**3,210**	**3.2**	**2.2**
Digital Revenues as % of Total Revenues	*47.3*	*44.5*	*38.3*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Sep 30, 2020	June 30, 2020	Sep 30, 2019	Reported	CC
Financial services	32.0	31.5	31.9	3.7	2.9
Retail	14.9	14.3	15.2	0.7	(0.3)
Communication	12.6	13.4	13.1	(0.8)	(1.8)
Energy, Utilities, Resources & Services	12.3	12.8	13.1	(2.8)	(3.7)
Manufacturing	9.1	9.5	10.1	(7.0)	(8.2)
Hi-Tech	9.1	8.7	7.6	24.4	24.4
Life Sciences	6.8	6.7	6.4	9.3	7.4
Others	3.2	3.1	2.6	24.9	24.8
Total	**100.0**	**100.0**	**100.0**	**3.2**	**2.2**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Sep 30, 2020	June 30, 2020	Sep 30, 2019	Reported	CC
North America	60.7	61.5	61.4	2.1	1.9
Europe	24.3	24.0	24.1	4.0	0.6
Rest of the world	12.0	11.6	11.8	4.5	3.7
India	3.0	2.9	2.7	15.8	20.4
Total	**100.0**	**100.0**	**100.0**	**3.2**	**2.2**

Client Data

	Quarter ended		
	Sep 30, 2020	June 30, 2020	Sep 30, 2019
Number of Clients			
Active	1,487	1,458	1,364
Added during the period (gross)	96	110	96
Number of million dollar clients*			
1 Million dollar +	745	729	693
10 Million dollar +	242	236	228
50 Million dollar +	60	60	61
100 Million dollar +	30	25	27
Client contribution to revenues			
Top 5 clients	11.3%	11.8%	11.5%
Top 10 clients	18.7%	19.3%	19.2%
Top 25 clients	34.2%	34.6%	34.6%
Repeat business	98.0%	99.0%	98.1%
Days Sales Outstanding	69	71	66

*LTM (Last twelve months) Revenues

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Sep 30, 2020	June 30, 2020	Sep 30, 2019
Effort			
Onsite	26.1	28.0	28.2
Offshore	73.9	72.0	71.8
Utilization			
Including trainees	80.6	78.2	81.6
Excluding trainees	83.6	81.2	84.9

Employee Metrics

(Nos.)

	Quarter ended		
	Sep 30, 2020	June 30, 2020	Sep 30, 2019
Total employees	2,40,208	2,39,233	2,36,486
S/W professionals	2,26,067	2,25,167	2,22,851
Sales & Support	14,141	14,066	13,635
Voluntary Attrition % (Annualized - IT Services)	7.8%	11.7%	18.3%
% of Women Employees	37.9%	37.8%	37.4%
Revenue per Employee - Consolidated (In US $ K)	53.5	53.5	54.4

Cash Flow

In US $ million

	Quarter ended		
	Sep 30, 2020	June 30, 2020	Sep 30, 2019
Free cash flow (1)	674	728	397
Consolidated cash and investments (2)(3)	4,555	3,797	3,348

In ₹crore

	Quarter ended		
	Sep 30, 2020	June 30, 2020	Sep 30, 2019
Free cash flow (1)	4,989	5,524	2,802
Consolidated cash and investments (2)(3)	33,601	28,674	23,733

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, other receivables towards redemption of mutual funds, current and non-current investments excluding investments in unquoted equity and preference shares and others (Non-IFRS measure)

(3) Cash balances as of June 30, 2020 excludes earmarked bank balance for dividend - $536 Million (₹4,046 crore). Dividend was paid on July 3, 2020

Consolidated statement of Comprehensive Income for three months ended,
(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2020	Sep 30, 2019	Growth % Q2 21 over Q2 20	June 30, 2020	Growth % Q2 21 over Q1 21
Revenues	**3,312**	**3,210**	**3.2**	**3,121**	**6.1**
Cost of sales	2,125	2,140	(0.7)	2,071	2.6
Gross Profit	**1,187**	**1,070**	**10.9**	**1,050**	**13.0**
Operating Expenses:					
Selling and marketing expenses	153	165	(7.3)	151	1.3
Administrative expenses	194	209	(7.2)	191	1.6
Total Operating Expenses	**347**	**374**	**(7.2)**	**342**	**1.5**
Operating Profit	**840**	**696**	**20.7**	**708**	**18.7**
Operating Margin %	***25.4***	***21.7***	***3.7***	***22.7***	***2.7***
Other Income, net[(1)]	70	83	(15.7)	57	22.8
Profit before income taxes	**910**	**779**	**16.8**	**765**	**19.0**
Income tax expense	255	207	23.2	201	26.9
Net Profit (before minority interest)	**655**	**572**	**14.5**	**564**	**16.2**
Net Profit (after minority interest)	**653**	**569**	**14.7**	**558**	**17.0**
Basic EPS ($)	**0.15**	**0.13**	**14.9**	**0.13**	**17.0**
Diluted EPS ($)	**0.15**	**0.13**	**14.9**	**0.13**	**16.9**
Dividend Per Share ($)[(2)]	**0.16**	**0.11**	**47.9**	**-**	**-**

Consolidated statement of Comprehensive Income for six months ended,
(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2020	Sep 30, 2019	Growth %
Revenues	**6,433**	**6,340**	**1.5**
Cost of sales	4,196	4,261	(1.5)
Gross Profit	**2,237**	**2,079**	**7.6**
Operating Expenses:			
Selling and marketing expenses	305	333	(8.4)
Administrative expenses	385	408	(5.6)
Total Operating Expenses	**690**	**741**	**(6.9)**
Operating Profit	**1,547**	**1,338**	**15.6**
Operating Margin %	***24.1***	***21.1***	***3.0***
Other Income, net[(1)]	128	183	(30.1)
Profit before income taxes	**1,675**	**1,521**	**10.1**
Income tax expense	456	403	13.2
Net Profit (before minority interest)	**1,219**	**1,118**	**9.0**
Net Profit (after minority interest)	**1,212**	**1,115**	**8.6**
Basic EPS ($)	**0.29**	**0.26**	**9.5**
Diluted EPS ($)	**0.29**	**0.26**	**9.5**
Dividend Per Share ($)[(2)]	**0.16**	**0.11**	**47.9**

(1) Other income includes Finance Cost
(2) USD/INR exchange rate as of September 30, 2020

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Sep 30, 2020	Sep 30, 2019	Growth % Q2 21 over Q2 20	June 30, 2020	Growth % Q2 21 over Q1 21
Revenues	**24,570**	**22,629**	**8.6**	**23,665**	**3.8**
Cost of sales	15,771	15,079	4.6	15,703	0.4
Gross Profit	**8,799**	**7,550**	**16.5**	**7,962**	**10.5**
Operating Expenses:					
Selling and marketing expenses	1,136	1,162	(2.2)	1,146	(0.9)
Administrative expenses	1,435	1,476	(2.8)	1,451	(1.1)
Total Operating Expenses	**2,571**	**2,638**	**(2.5)**	**2,597**	**(1.0)**
Operating Profit	**6,228**	**4,912**	**26.8**	**5,365**	**16.1**
Operating Margin %	***25.3***	***21.7***	***3.6***	***22.7***	***2.7***
Other Income, net[(1)]	522	584	(10.6)	427	22.2
Profit before income taxes	**6,750**	**5,496**	**22.8**	**5,792**	**16.5**
Income tax expense	1,892	1,459	29.7	1,520	24.5
Net Profit (before minority interest)	4,858	**4,037**	**20.3**	**4,272**	**13.7**
Net Profit (after minority interest)	**4,845**	**4,019**	**20.5**	**4,233**	**14.4**
Basic EPS (₹)	**11.42**	**9.46**	**20.8**	**9.98**	**14.4**
Diluted EPS (₹)	**11.40**	**9.44**	**20.7**	**9.97**	**14.4**
Dividend Per Share (₹)	**12.00**	**8.00**	**50.0**	**-**	**-**

Consolidated statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Sep 30, 2020	Sep 30, 2019	Growth %
Revenues	**48,234**	**44,432**	**8.6**
Cost of sales	31,473	29,858	5.4
Gross Profit	**16,761**	**14,574**	**15.0**
Operating Expenses:			
Selling and marketing expenses	2,283	2,336	(2.3)
Administrative expenses	2,885	2,855	1.1
Total Operating Expenses	**5,168**	**5,191**	**(0.4)**
Operating Profit	**11,593**	**9,383**	**23.6**
Operating Margin %	***24.0***	***21.1***	***2.9***
Other Income, net[(1)]	950	1,280	(25.8)
Profit before income taxes	**12,543**	**10,663**	**17.6**
Income tax expense	3,412	2,824	20.8
Net Profit (before minority interest)	**9,131**	**7,839**	**16.5**
Net Profit (after minority interest)	**9,078**	**7,817**	**16.1**
Basic EPS (₹)	**21.40**	**18.28**	**17.1**
Diluted EPS (₹)	**21.37**	**18.25**	**17.1**
Dividend Per Share (₹)	**12.00**	**8.00**	**50.0**

[(1)] Other income includes Finance Cost